enewmedia

e-New Media Company Limited

27 April 2004

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance
Securities and Exchange Commission,
450 Fifth Street, N.W.
Mail Stop 3-9,
Washington, D.C. 20549,
U.S.A.


04024735

Re: e-New Media Company Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's final results announcement for the year ended 31 December 2003, dated 30 March 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 31 March 2004;

2. The Company's announcement regarding proposed amendments to articles of association of the Company and notice of annual general meeting to be held on 3 June 2004, dated 21 April 2004, published (in English language) in the China Daily and published (in Chinese language) in the Hong Kong Economic Times, both on 22 April 2004; and

3. The Company's 2003 Annual Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
e-NEW MEDIA COMPANY LIMITED

Yvonne Cheng
Company Secretary

Enclosures.

Suite 1502,
15/F, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong
Tel +852 2594 0600
Fax +852 2827 1491
URL www.enewmedia.com

CHINA DAILY Hong Kong Edition
China Daily, 22 April 2004

enewmedia

e-New Media Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 128)

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION OF THE COMPANY

The board (the "Board") of directors (the "Director(s)") of e-New Media Company Limited (the "Company") announces that an annual general meeting of the Company ("AGM") will be held at 10:00 a.m. on Thursday, 3 June, 2004 at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong whereby it will be proposed, amongst other things, to the shareholders of the Company (the "Shareholders") for their approval by way of a special resolution at the AGM for the amendments (the "Proposed Amendments") to the articles of association of the Company (the "Articles of Association") in order to align the Articles of Association with the amendments to the Appendix 3 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), which have become effective since 31 March 2004 and with the Companies (Amendment) Ordinance 2003, which has come into operation on 13 February 2004 as well as to keep the Articles of Association more in line with the current practice of the Company. The main areas of the Proposed Amendments are as follows:

(a) Where the Company has actual knowledge, any Shareholder who is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to vote only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

(b) Any matter in which not only the Director but also his associates (as defined in the Listing Rules) has interest, such Director shall abstain from voting at the board meeting of the Company for the purpose of approving such matter and such Director shall not be counted in the quorum of the relevant board meeting.

(c) A minimum of 7 days' period is required for lodgment by Shareholder of a notice to nominate a Director (other than the retiring Director) and for the lodgment by the nominated person of a notice to indicate his willingness to be elected and such notice shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than 7 days before the date of such meeting.

(d) The Company is allowed to deliver a copy of summary financial report in place of a copy of the relevant financial documents to every entitled persons.

(e) The Company is allowed to send or make available corporate communications (including the distribution of a summary financial report) to the entitled persons using electronic means and in either English or Chinese language.

(f) A Director can be removed by an ordinary resolution passed by the Shareholders instead of a special resolution.

(g) A resolution put to the vote of the general meeting of the Company shall be decided on poll as may from time to time be required under the Listing Rules.

An AGM Notice containing, amongst others, particulars of the Proposed Amendments to the Articles of Association have been set out below and will be posted on the web-site of the Stock Exchange on 22 April 2004. Please also refer to the annual report of the Company for the year ended 31 December 2003 to be despatched to the Shareholders on or about 27 April 2004 in which the AGM Notice is set out on pages 71 to 83.

As at the date of this announcement, the Board comprises four executive Directors, namely, Mr. Joseph Wing Kong LEUNG, Mr. James C. NG, Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, and two independent non-executive Directors, namely Mr. Raymond Wai Pun LAU and Dr. Jen CHEN.

By order of the Board
Pui Man CHENG
Company Secretary

Hong Kong, 21 April 2004

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong at 10:00 a.m. on Thursday, 3 June 2004 for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.
2. To re-elect the retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution, pursuant to section 57B of the Companies Ordinance the exercise by the Directors of the Company during the Relevant Period of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and.

(d) for the purpose of this Resolution:

"Relevant Period" *means the period from the passing of this Resolution until whichever is the earlier of:*

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a Special Resolution:

"THAT the existing Articles of Association of the Company be altered in the following manner:

(a) Article 2

(i) by deleting the definition of "associate" in its entirety and substituting therefor the following new definition and its marginal note:

Associate. "associate" shall have the meaning ascribed to it under the Listing Rules;

(ii) by deleting the definition of "clearing house" in its entirety and substituting therefor the following new definition and its marginal note:

Clearing house. "clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(iii) by adding the following definitions and their marginal notes immediately after the definition of "dollars":

Electronic communication. "electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

Entitled person. "entitled person" shall mean an "entitled person" as defined under the Companies Ordinance;

(iv) by adding the following definition and its marginal note immediately after the definition of "Hongkong Government":

Listing Rules. "the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(v) by deleting the definition of "newspaper" in its entirety and substituting therefor the following new definition and its marginal note:

newspaper. "newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purpose of Section 71A of the Companies Ordinance by the Chief Secretary For Administration;

(vi) by adding the following definition and its marginal note immediately after the definition of "the register":

relevant financial documents. "relevant financial documents" shall mean the "relevant financial documents" as defined under the Companies Ordinance;

(vii) by adding the following definition and its marginal note immediately after the definition of "shareholders" or "members":

summary financial report. "summary financial report" shall mean the "summary financial report" as defined under the Companies Ordinance;

(viii) by deleting the definition of "writing" or "printing" in its entirety and substituting therefor the following new definition and its marginal note:

writing. printing. "writing" and "printing" shall mean written or printed or printed by lithography or printed by photography or typewritten or produced by any other modes of representing words or figures in a visible form or, to the extent permitted by, and in accordance with any other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

(ix) by adding the following paragraph and its marginal note immediately after the definition of "Ordinance to bear same meaning in Articles":

document being executed. document. References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with any other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(b) Article 3(a)

by adding the sentence "Pursuant to a special resolution passed on 11th July, 2002, the par value of each ordinary share of the Company was reduced to HK$0.01." at the end of Article 3(a);

(c) Article 15

by adding the words "within a prescribed period as required under the Companies Ordinance and/or the Listing Rules" after the word "receive" in the second line of Article 15 and deleting the words "or lodgment of a transfer (or within such other period as the conditions of issue shall provide)" in the second and third lines of Article 15;

(d) Article 42

by adding the words "with a prescribed period as required under the Companies Ordinance and/or the Listing Rules" after the word "issued" in the third line of Article 42 and deleting the words "without charge" in the third and last lines of Article 42;

(e) Article 73

(i) by adding the words "unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules and regulations or" before the word "unless" in the second line of the first paragraph of Article 73;

(ii) by inserting the words "a poll is so taken as required under the Listing Rules or any other applicable laws, rules and regulations or unless" after the word "Unless" at the beginning of the second paragraph of Article 73;

(i) Articles 105

by deleting Article 105 in its entirety and substituting therefor the following:

Notices to be given when person proposed for election. 105. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven days before the date of the general meeting. The period for lodgment of such notices shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

(j) Article 107

by deleting the words "special resolution" in the first line and marginal note of Article 107 and substituting therefor the words "ordinary resolution";

(k) Article 163

by deleting Article 163 in its entirety and substituting therefor the following Article and its marginal note:

Relevant financial documents and summary financial report. 163.(a) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.

(b) Subject to paragraph (c) of this Article, the Company shall in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, deliver or send to every entitled person a copy of the relevant financial documents of the Company or a copy of the summary financial report in place of a copy of the relevant financial documents from which the report is derived, not less than twenty-one days before the date of the general meeting of the Company concerned (or such other time as is permitted under the Companies Ordinance and any other applicable laws, rules and regulations). Provided that this Article shall not require a copy of these documents to be sent to more than one of the joint holders of any shares or debentures or to any member of, or any holder of debentures, who is not entitled to receive notices of general meetings of the Company and of whose address the Company is unaware, but any member or holder of debentures of the Company to whom a copy of these documents has not been sent, shall be entitled to receive a copy of these documents free of charge on application at the registered office of the Company.

(c) *Where any entitled person has, in accordance with the Companies Ordinance and any* other applicable laws, rules and regulations, agreed to his having access to the relevant financial documents and/or the summary financial report of the Company on the Company's computer network as mentioned in Article 168(v) or, to the extent permitted by, and in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, in any other manner (including any other form of electronic communication) instead of being sent the documents or report, as the *case may be (an "assenting person"), the publication or making available by the* Company, in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, on the Company's computer network referred to above of the relevant financial documents and/or the summary financial report throughout the period beginning not less than twenty-one days before the date of the general meeting of the Company concerned and ending on such date in accordance with the Companies Ordinance and any other applicable laws, rules and regulations (or such other period *or time as is permitted under the Companies Ordinance and other applicable laws,* rules and regulations) shall be treated as having sent a copy of the relevant financial documents or a copy of the summary financial report to an assenting person in satisfaction of the Company's obligations under paragraph (b) of this Article.

(l) Article 167, 168, 169 and 170

by deleting Articles 167, 168, 169 and 170 in their entirety and substituting therefor the following new Articles and *their marginal notes:*

Address for notice. 167. Every entitled person shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent and if any member shall fail so to do, notice may be given to such member by sending the same in any of the manners hereafter mentioned to his last known place of business or residence, or if there be none, by posting the same for one day at the registered office of the Company or by posting the same on the website of the Company or any other electronic means. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register of members and notice so given shall be sufficient notice to all the joint holders.

Service of notices. 168. Any notice or document (including any "corporate communication" as defined in the Listing Rules), whether or not to be given or issued under the Companies Ordinance, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any entitled person:

(i) personally;

(ii) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(iii) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the Companies Ordinance and any other applicable laws, rules and regulations, and for such period as the Board shall think fit to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(iv) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or *computer network or website supplied by him to the Company for the giving of notice* or document from the Company to him to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(v) by publishing it on the Company's computer network and giving to such person a notice in accordance with the Companies Ordinance, any other applicable laws, rules and regulations stating that the notice or other document is available there (a "notice of publication") to the extent permitted by, and in accordance with the Companies Ordinance and any other applicable laws, rules and regulations. *The notice of* publication may be given to such person by any of the means set out in paragraphs (i) to (iv) or (vi) of this Article; or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Companies Ordinance and any other applicable laws, rules and regulations.

When notice deemed to be served. 169.(a) Any notice or other document (including any "corporate communication" as *defined* in the Listing Rules) given or issued by or on behalf of the Company:

(i) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary (or other officer of the Company or such other person appointed by the Board) that the notice or document was so served or delivered shall be conclusive evidence thereof;

(ii) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong, and in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office. A certificate in writing signed by the Secretary (or such other officer of *the Company or such other person appointed by the Board) that the envelope or* wrapper containing the notice or other document was so prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(iii) if sent or transmitted as an electronic communication in accordance with Article 168(iv) or through such means in accordance with Article 168(vi), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published in the Company's computer

Clearing house.
"clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(iii) by adding the following definitions and their marginal notes immediately after the definition of "dollars":

Electronic communication.
"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

Entitled person.,
"entitled person" shall mean an "entitled person" as defined under the Companies Ordinance;

(iv) by adding the following definition and its marginal note immediately after the definition of "Hongkong Government":

Listing Rules.
"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(v) by deleting the definition of "newspaper" in its entirety and substituting therefor the following new definition and its marginal note:

newspaper.
"newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purpose of Section 71A of the Companies Ordinance by the Chief Secretary For Administration;

(vi) by adding the following definition and its marginal note immediately after the definition of "the register":

relevant financial documents.
"relevant financial documents" shall mean the "relevant financial documents" as defined under the Companies Ordinance;

(vii) by adding the following definition and its marginal note immediately after the definition of "shareholders" or "members":

summary financial report.
"summary financial report" shall mean the "summary financial report" as defined under the Companies Ordinance;

(viii) by deleting the definition of "writing" or "printing" in its entirety and substituting therefor the following new definition and its marginal note:

writing. printing.
"writing" and "printing" shall mean written or printed or printed by lithography or printed by photography or typewritten or produced by any other modes of representing words or figures in a visible form or, to the extent permitted by, and in accordance with any other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

(ix) by adding the following paragraph and its marginal note immediately after the definition of "Ordinance to bear same meaning in Articles":

document being executed. document.
References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with any other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(b) Article 3(a)

by adding the sentence "Pursuant to a special resolution passed on 11th July, 2002, the par value of each ordinary share of the Company was reduced to HK$0.01." at the end of Article 3(a);

(c) Article 15

by adding the words "within a prescribed period as required under the Companies Ordinance and/or the Listing Rules" after the word "receive" in the second line of Article 15 and deleting the words "or lodgment of a transfer (or within such other period as the conditions of issue shall provide)" in the second and third lines of Article 15;

(d) Article 42

by adding the words "with a prescribed period as required under the Companies Ordinance and/or the Listing Rules" after the word "issued" in the third line of Article 42 and deleting the words "without charge" in the third and last lines of Article 42;

(e) Article 73

(i) by adding the words "unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules and regulations or" before the word "unless" in the second line of the first paragraph of Article 73;

(ii) by inserting the words "a poll is so taken as required under the Listing Rules or any other applicable laws, rules and regulations or unless" after the word "Unless" at the beginning of the second paragraph of Article 73;

(f) Article 82

by adding the following new paragraph and its marginal note as Article 82(c):

Voting in contravention to Listing Rules.
(c) Where the Company has actual knowledge that any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(g) Article 93

by adding the following new paragraph immediately after paragraph (d) of Article 93:

(e) An alternate Director shall be deemed to be the agent of the Director who appoints him. A Director who appoints an alternate Director shall be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director.

(h) Article 100

(i) by deleting Article 100(h) in its entirety and substituting therefor the following:

(h) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate(s) is/are, to the knowledge of such Director, materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement or proposal for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement or proposal for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or to be interested in for subscription or purchase, where the Director or his associate(s) is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and/or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associate(s) are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his associate(s) is derived) or of the voting rights;

(vi) any proposal or arrangement concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director or his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the employees to which such fund or scheme relates; or

(vii) any contract or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or his associate(s) may benefit.

(ii) by deleting Article 100(i) in its entirety and substituting therefor the following:

(i) A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5 per cent. or more if and so long as (but only if so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third party through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(iii) by deleting the words "together with any of his associates", "is" and "that Director" in the first and second lines respectively of Article 100(j) and substituting therefor the words "and/or his associate(s)", "is/are" and "that Director and/or his associate(s)" respectively;

(iv) by adding the words "and/or his associate(s)" immediately after "(other than the Chairman of meeting)" and "the interest of the Director" in the second and eighth lines of Article 100(k) respectively;

(v) by deleting Article 100(l) in its entirety;

(vi) by re-numbering Article 100(m) as Article 100(l);

(l) Article 167, 168, 169 and 170

by deleting Articles 167, 168, 169 and 170 in their entirety and substituting therefor the following new Articles and their marginal notes:

Address for notice.
167. Every entitled person shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent and if any member shall fail so to do, notice may be given to such member by sending the same in any of the manners hereafter mentioned to his last known place of business or residence, or if there be none, by posting the same for one day at the registered office of the Company or by posting the same on the website of the Company or any other electronic means. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register of members and notice so given shall be sufficient notice to all the joint holders.

Service of notices.
168. Any notice or document (including any "corporate communication" as defined in the Listing Rules), whether or not to be given or issued under the Companies Ordinance, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any entitled person:

(i) personally;

(ii) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(iii) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the Companies Ordinance and any other applicable laws, rules and regulations, and for such period as the Board shall think fit to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(iv) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(v) by publishing it on the Company's computer network and giving to such person a notice in accordance with the Companies Ordinance, any other applicable laws, rules and regulations stating that the notice or other document is available there (a "notice of publication") to the extent permitted by, and in accordance with the Companies Ordinance and any other applicable laws, rules and regulations. The notice of publication may be given to such person by any of the means set out in paragraphs (i) to (iv) or (vi) of this Article; or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Companies Ordinance and any other applicable laws, rules and regulations.

When notice deemed to be served.
169. (a) Any notice or other document (including any "corporate communication" as defined in the Listing Rules) given or issued by or on behalf of the Company:

(i) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary (or other officer of the Company or such other person appointed by the Board) that the notice or document was so served or delivered shall be conclusive evidence thereof;

(ii) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong, and in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office. A certificate in writing signed by the Secretary (or such other officer of the Company or such other person appointed by the Board) that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(iii) if sent or transmitted as an electronic communication in accordance with Article 168(iv) or through such means in accordance with Article 168(vi), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published in the Company's computer network in accordance with Article 168(v), shall be deemed to have been served or delivered on the day following that on which a notice of publication is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary (or such other officer of the Company or such other person appointed by the Board) as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(iv) if served by advertisement in newspaper in accordance with Article 168(iii), shall be deemed to have been served on the day on which such notice or document is first published.

Choice of language.
(b) Subject to the Companies Ordinance and any other applicable laws, rules and regulations, any notice or other document (including but not limited to the documents referred to in Article 163 and "corporate communication" as defined in the Listing Rules) may be given by the Company in the English language only, in the Chinese language only or in both. Where a person has in accordance with the Companies Ordinance and any other applicable laws, rules and regulations consented to receive notices and other documents (including but not limited to the documents referred to in Article 163 and any corporate communication as defined in the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any such notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Companies Ordinance and any other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.
170. A notice or document may be given by or on behalf of the Company to the person(s) entitled to a share in consequence of death, mental disorder or bankruptcy of a member in such manner as provided in Article 168 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(m) Article 172

by deleting the words "by post or left at the registered address of any member in pursuance of these presents" in the first and second lines of Article 172 and substituting therefor the words "to any member in such manner as provided in Article 168";

(n) Article 173

by deleting the words "written or printed" in Article 173 and substituting therefor the words "written, printed or made electronically";

(o) Article 178

by deleting the words "paragraph (c) of the provision to Section 165 of the Ordinance" in the fourth line of paragraph (a) of Article 178 and substituting therefor the words "paragraph (2) of Section 165 of the Companies Ordinance"; and

(p) new Article 179

by adding the following new Article and its marginal note immediately after Article 178:

Liability insurance for officer or auditor
179. The Company shall have power to purchase and maintain for any officer of the Company, or any person employed by the Company as auditors:

(a) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article 179, "related company" means any company which is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By order of the Board
Pui Man CHENG
Company Secretary

Hong Kong, 21 April 2004

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company.

2. A proxy shall be deemed to be validly appointed if a duly completed form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, must be deposited at the Registered Office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong NOT LESS THAN 48 hours before the time for holding the Meeting.

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

本公司組織章程細則修訂建議

安寧數碼科技有限公司(「本公司」)董事(「董事」)會(「董事會」)宣佈，本公司將於二零零四年六月三日星期四上午十時正假座香港新界荃灣老圍頤達路十號頤達鄉村俱樂部舉行股東週年大會(「股東週年大會」)，藉以向本公司股東(「股東」)提呈建議，在股東週年大會上以通過特別決議案方式，批准本公司組織章程細則(「章程細則」)作出的修訂(「建議修訂」)，致令以使章程細則符合香港聯合交易所有限公司證券上市規則附錄三於二零零四年三月三十一日起生效的修訂及於二零零四年二月十三日生效之二零零三年公司(修訂)條例，以及配合本公司之現行運作。建議修訂之主要範疇如下：

(a) 倘本公司實際知悉任何股東根據上市規則須就任何特定決議案放棄投票或僅限於投贊成票或僅限於投反對票，該等股東或其代表所投而與該項要求或限制相違背之投票均不計算在內。

(b) 董事及其聯繫人(定義見上市規則)於任何事宜擁有權益，則該董事不得於本公司董事會會議上就有關事宜之決議作出投票，亦不得獲計入有關董事會會議的法定人數。

(c) 規定股東推薦董事候選人的通知書(不包括輪席告退的董事)及董事候選人遞交表示願意接受膺選的通知書，須於大會上至少七日前遞交，而該通知書的遞交期限不得早於有關選舉指定大會通告寄發日期前開始，且不得遲於大會日期前七日之日結束。

(d) 容許本公司向任何有權利人士寄發一份財務摘要報告，以代替有關財務文件。

(e) 容許本公司以電子通訊方式及不論以英文或中文版本，向任何有權利人士發出或提供公司通訊(包括發出本公司財務報告)。

(f) 可透過股東通過的普通決議案而並非特別決議案罷免一名董事的職務。

(g) 提呈本公司股東大會表決的決議案，須以上市規則不時規定的投票方式進行。

股東週年大會通告載有(其中包括)章程細則建議修訂已載於下文，並將於二零零四年四月二十二日登載於聯交所的網站。或可參閱將於二零零四年四月二十七日或前後寄發予股東的本公司截至二零零三年十二月三十一日止年度年報，股東週年大會通告載於年報第71至83頁。

於本公佈刊發日期，董事會成員包括四名執行董事梁榮江先生、吳智明先生、梁煒才先生及楊永東先生，及兩名獨立非執行董事劉偉楨先生及陳正博士。

承董事會命
公司秘書
鄭佩敏

香港，二零零四年四月二十一日

股東週年大會通告

茲通告本公司於二零零四年六月三日星期四上午十時正，假座香港新界荃灣老圍頤達路十號頤達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

一、 省覽及考慮截至二零零三年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

二、 重選退任董事及授權董事會釐定董事酬金。

三、 重新委任核數師及授權董事會釐定其酬金。

四、 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在本公司董事所訂定之期間內，向載列於某一指定記錄日期之股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟本公司董事有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

五、 作為特別事項，考慮並酌情通過(不論會否作出修訂)下列決議案為特別決議案：

「動議對本公司現有之組織章程細則作出如下修改：

(a) 章程細則第2條

(i) 刪除「聯繫人」之定義全文，並以下列新定義及其頁邊附註取代：

聯繫人。 「聯繫人」與載於上市規則所賦予之涵義相同；

(ii) 刪除「結算所」之定義全文，並以下列新定義及其頁邊附註取代：

結算所。 「結算所」乃指本公司股份上市或掛牌之該等司法權區之管轄法例所認可之結算所；

(iii) 於緊隨「元」之定義及其頁邊附註後加入以下定義：

電子通訊。 「電子通訊」乃指透過任何媒介以任何電子傳送方式發送之通訊；

有權利人士。 「有權利人士」與載於公司條例就「有權利人士」所界定之涵義相同；

(iv) 於緊隨「香港政府」之定義及其頁邊附註後加入以下定義：

上市規則。 「上市規則」乃指香港聯合交易所有限公司證券上市規則及不時修訂之條文；

(v) 刪除「報章」之定義全文，並以下列新定義及其頁邊附註取代：

報章。 「報章」乃指一般在香港出版及流通之日報，並須為政務司司長為施行公司條例第71A條而發出並在憲報刊登的報章名單；

(vi) 於緊隨「股東登記冊」之定義及其頁邊附註後加入以下定義：

有關財務文件。 「有關財務文件」與載於公司條例就「有關財務文件」所界定之涵義相同；

(vii) 於緊隨「股東」或「成員」之定義及其頁邊附註後加入以下定義：

財務摘要報告。 「財務摘要報告」與載於公司條例就「財務摘要報告」所界定之涵義相同；

(viii) 刪除「書面」或「印刷」之定義全文，並以下列新定義及其頁邊附註取代：

書面。 印刷。 「書面」或「印刷」應指書寫、印刷、平版印刷、照相印刷、打字或以其他形式製作，包括任何代表文字或數字之可見形式，或根據其他有關法律、規則及規定所允許之任何代替書寫之可見形式(包括電子通訊)，或部分採用一種可見形式而部分採用另一種可見形式；

(ix) 於緊隨「該條例與本章程細則按相同定義」之定義及其頁邊附註後加入以下定義：

簽立文件。 文件。 凡提述簽立文件，即包括經人手簽署或經蓋印或根據公司條例及其他適用法例、規則及規例允許之情況下以電子簽署或其他方式簽立文件。凡提述文件，根據任何其他適用法例、規則及規例允許之情況下，即包括以可見形式(不論是否以實物存在)提供之任何資料。

(b) 章程細則第3(a)條

(j) 章程細則第107條

刪除章程細則第107條第一行及頁邊附註之「特別決議案」及以「普通決議案」取代；

(k) 章程細則第163條

刪除章程細則第163條之全文，並以下列章程細則及其頁邊附註取代：

有關財務文件及財務摘要報告。 163. (a) 董事會須不時遵照公司條例之規定，安排編製及於股東週年大會上呈報有關財務文件。

(b) 在不抵觸本章程細則(c)段之前提下，本公司須根據公司條例及其他適用法例、規則及規例，最遲於本公司之有關股東大會舉行日期前二十一天(或公司條例及其他適用法例、規則及規例容許之其他時間)，向每位有權利人士送交或寄發一份本公司有關財務文件或一份以該財務報表為藍本編製而成之財務摘要報告，惟本章程細則並不規定向本公司任何股份或債權證之一位以上聯名持有人或向無權收取本公司股東大會通告之股東或債權證持有人或本公司並不知悉其地址之任何股東或債權證持有人寄發此等文件，但並無收取此等文件之本公司股東或債權證持有人，有權向本公司辦事處免費索取該等文件。

(c) 任何有權利人士(「同意人士」)如根據公司條例及其他適用法例、規則及規例，同意進入本公司電腦網絡(於章程細則第168(v)條有所陳述)瀏覽本公司有關財務文件及／或財務摘要報告，或根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內，以任何其他方式(包括任何其他電子通訊方式)閱覽，以代替由本公司向其寄送該等文件或報告(按情況而定)，則本公司根據公司條例及其他適用法例、規則及規例之規定，於根據公司條例及其他適用法例、規則及規例規定之期間(該期間最遲由本公司舉行有關股東大會之前二十一天開始，直至該大會舉行當日)，或於公司條例及其他適用法例、規則及規例容許之其他時限或時間內，在上文所述之本公司電腦網絡內或以其他方式刊登或提供有關財務文件及／或財務摘要報告，即被視為本公司已履行本章程細則(b)段所訂明之責任向同意人士寄發有關財務文件或財務摘要報告。

(l) 章程細則第167、168、169及170條

刪除章程細則第167、168、169及170條之全文，並以下列新細則及其頁邊附註取代：

登記地址通知書。 167. 各有權利人士須向本公司登記一個在香港或其他地方之地址，供本公司寄發通告之用，如任何股東未有登記，則本公司會以下文所述任何方式，寄往最後記錄所載之營業地址或住址，或如無記錄，則本公司會把通告張貼於本公司之註冊辦事處一天或刊登於本公司之網站，或以任何其他電子方式向該等股東發出通告。倘為股份之聯名持有人，所有通告將給予於股東名冊上名列首位之聯名持有人，而有關通告發送後，將被視為已向聯名持有人給予充分通知。

送達通知書。 168. 任何根據公司條例、其他適用法例、規則及規例規定發出或發行之通告或文件或本公司文件(包括上市規則所界定之任何「公司通訊」)，可透過下列任何一種途徑，向任何有權利人士送達或送交：

(i) 親自遞交；

(ii) 以預付郵資之信封或封套寄予該人士之登記地址；

(iii) 於最少一份英文報章(以英文)及在最少一份中文報章(以中文)(在各情況下，該等報章須為就公司條例而言及其他適用法例、規則及規例就此所指定或容許之日報，並且在香港廣泛流通)及於董事認為適當之期間，並根據公司條例及其他適用法例、規則及規例之規定，並在其容許之範圍內刊登廣告；

(iv) 根據公司條例及其他適用法例、規則及規例之規定並在其容許之範圍內，由本公司以電子通訊方式，把通告或文件寄送或傳送至該位人士所予本公司之任何電訊或傳真之號碼或電子號碼或電郵地址或電腦網絡或網站；

(v) 遵照公司條例、其他適用之法例、規則及規例，在本公司電腦網絡刊登及發送予該等人士，表明所提供之該等通告或其他文件乃根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內刊登(「刊登通知」)。刊登通知可按本章程細則第(i)至(iv)或(vi)段所訂明之各種方式發送予該等人士；或

(vi) 根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內，以郵寄方式或以任何其他方式提供予該等人士。

通知書何時被視作送達。 169. (a) 由本公司或由其代表本公司發出或發行之任何通告或其他文件(包括上市規則所界定之任何「公司通訊」)：

有關財務文件。　「有關財務文件」與載於公司條例就「有關財務文件」所界定之涵義相同；

(vii) 於緊隨「股東」或「成員」之定義及其頁邊附註後加入以下定義：

財務摘要報告。　「財務摘要報告」與載於公司條例就「財務摘要報告」所界定之涵義相同；

(viii) 刪除「書面」或「印刷」之定義全文，並以下列新定義及其頁邊附註取代：

書面。印刷。　「書面」或「印刷」應指書寫、印刷、平版印刷、照相印刷、打字或以其他形式製作，包括任何代表文字或數字之可見形式，或根據其他有關法律、規則及規定所允許之任何代替書寫之可見形式（包括電子通訊），或部分採用一種可見形式而部分採用另一種可見形式；

(ix) 於緊隨「該條例與本章程細則按相同定義」之定義及其頁邊附註後加入以下定義：

簽立文件。文件。　凡提述簽立文件，即包括經人手簽署或經蓋印或根據公司條例及其他適用法例、規則及規例允許之情況下以電子簽署或其他方式簽立文件。凡提述文件，根據任何其他適用法例、規則及規例允許之情況下，即包括以可見形式(不論是否以實物存在)提供之任何資料。

(b) 章程細則第3(a)條

於章程細則第3(a)條末端加上「根據於二零零二年七月十一日通過之特別決議案，本公司每股普通股之面值已削減至0.01港元。」一句；

(c) 章程細則第15條

於章程細則第15條第二行「收取」後加上「根據公司條例及／或上市規則規定之指定期間內」及刪除章程細則第15條第二及第三行「或提交轉讓書後(或在股份發行條件所訂明之其他期間內)」；

(d) 章程細則第42條

於章程細則第42條第三行「已發出」後加上「根據公司條例及／或上市規則規定之指定期間內」及刪除章程細則第42條第三行及最後一行「免費」；

(e) 章程細則第73條

(i) 於章程細則第73條第一段第二行「除非」前加上「除非根據上市規則或任何其他適用法例、規則或規例規定可能不時須以投票方式作出表決或」；

(ii) 於章程細則第73條第二段開端「除非」後加入「根據上市規則或任何其他適用法例、規則或規例規定須以投票方式作出表決或除非」；

(f) 章程細則第82條

加上以下新段及其頁邊附註作為章程細則第82 (c)條：

違反上市規則之投票。　(c) 倘本公司實際知悉任何股東根據上市規則須就任何特定決議案放棄投票或僅限於投贊成票或僅限於投反對票，該等股東或其代表所投而與該項要求或限制相違背之投票均不計算在內。

(g) 章程細則第93條

緊隨章程細則第93(d)條後加上以下新段：

(e) 候補董事被視為授出委任之董事之代理人。委任候補董事之董事須因其候補董事以候補董事身份行事時所犯的任何侵權行為，承擔法律責任。

(h) 章程細則第100條

(i) 刪除章程細則第100(h)條之全文，並以下文取代：

(h) 除章程細則另有規定者外，董事就其所知悉不得就有關批准其或其任何聯繫人擁有重大利益之任何合約或安排或任何其他建議之董事會決議作出投票(亦不得獲計入法定人數)，惟本限制不適用於以下任何事項，即：

(i) 就該名董事或其任何聯繫人在本公司或其任何附屬公司之要求下，或為了本公司或其任何附屬公司的利益而借出的款項或者產生或承擔的債務，而向該董事或其聯繫人提供擔保或賠償保證之任何合約或安排或建議；

(ii) 就本公司或其任何附屬公司之債項或責任，董事或其聯繫人本身須根據一項擔保或賠償保證或提供擔保而單獨或共同承擔全部或部分責任，而向第三者提供任何擔保或賠償保證之任何合約或安排或建議；

(iii) 任何有關提呈發售本公司或本公司所創辦或擁有權益之任何其他公司股份或債權證或其他證券以供認購或購買，而董事或其聯繫人將會參與發售建議之包銷或分包銷之合約或安排；

(iv) 任何有關董事或其聯繫人僅因其於本公司之股份或債權證或其他證券中擁有權益而與本公司或其任何附屬公司之股份或債權證或其他證券的其他持有人以同一方式擁有權益之合約或安排；

(v) 任何有關董事或其聯繫人直接或間接(不論以高級職員或行政人員或股東身份)於任何其他公司擁有權益，惟該董事及／或其聯繫人合計不得實益擁有該公司任何類別已發行股份或投票權之5%或以上(或透過其或其任何聯繫人藉以獲得有關權益之第三間公司)之合約或安排；

(vi) 任何有關採納、修改或執行與本公司或其任何附屬公司之董事、其聯繫人及僱員均有關之退休金或退休、身故或傷殘福利計劃之建議或安排，而該等計劃或基金並無給予任何董事或其聯繫人任何該基金或計劃有關之僱員未獲賦予之任何特權或優惠；或

(vii) 任何有關採納、修訂或執行之任何僱員購股權計劃或任何股份獎勵計劃或購股權計劃而董事或其聯繫人可能獲益之合約或安排。

(ii) 刪除章程細則第100(i)條之全文，並以下文取代：

(i) 倘若及只要(僅限於倘若及只要)董事及／或其聯繫人直接或間接持有或實益擁有(或其或其任何聯繫人藉以獲得有關權益之任何第三間公司)一家公司任何類別權益股本或該公司所授予股東之投票權5%或以上權益，則該公司將被視作董事及／或其聯繫人擁有5%或以上權益之公司。就本段而言，不應計及董事或其聯繫人作為被動受託人或保管受託人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事及／或其聯繫擁有復歸或剩餘權益之信託所涉及之股份，及董事及／或其聯繫人僅作為單位持有人而擁有權益之法定單位信託計劃所涉及之股份以及並無附帶股東大會投票權且嚴格規限股息及股本回報權之任何股份。

(iii) 分別刪除章程細則第100(j)條第一行及第二行「連同其任何聯繫人」、「於」及「該名董事」，並分別以「及／或其聯繫人」、「於」及「該名董事及／或其聯繫人」取代；

(iv) 分別於章程細則第100(k)條第二行及第八行「(大會主席除外)」及「董事權益」後加上「及／或其聯繫人」；

(v) 刪除章程細則第100(l)條之全文；

(vi) 將章程細則第100(m)條重新編號為章程細則第100(l)條；

(i) 章程細則第105條

刪除章程細則第105條之全文，並以下文取代：

推薦董事候選人士時必須給予之通知書。　105. 除退任董事外，任何人如未獲董事推薦，均無資格在任何股東大會上膺選出任董事職位，除非本公司在股東大會日期前至少7日已收到一份書面通知書，其內表明他擬提議推選該人士出任董事之職，及一份由該人士所簽署之表示願意接受膺選之書面通知。而該通知書之遞交期限不得早於有關選舉指定大會通告寄發日期前開始，且不得遲於該股東大會日期前七日之日結束。

報，並且在香港廣泛流通)及於董事認為適當之期間，並根據公司條例及其他適用法例、規則及規例之規定，並在其容許之範圍內刊登廣告；

(iv) 根據公司條例及其他適用法例、規則及規例之規定並在其容許之範圍內，由本公司以電子通訊方式，把通告或文件寄送或傳送至該位人士所予本公司之任何電訊或傳真之號碼或電子號碼或電郵地址或電腦網絡或網站；

(v) 遵照公司條例、其他適用之法例、規則及規例，在本公司電腦網絡刊登及發送予該等人士，表明所提供之該等通告或其他文件乃根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內刊登(「刊登通知」)。刊登通知可按本章程細則第(i)至(iv)或(vi)段所訂明之各種方式發送予該等人士；或

(vi) 根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內，以郵寄方式或以任何其他方式提供予該等人士。

通知書何時被視作送達。　169. (a) 由本公司或由其代表本公司發出或發行之任何通告或其他文件(包括上市規則所界定之任何「公司通訊」)：

(i) 倘採用親自送達或送交方式，於親自送達或送交之時將被視為已送達或送交；在證明該等送達或送交時，由本公司秘書(或本公司其他行政人員或由董事會委任之其他人士)簽署證明上述通告或文件已按上述方式送達或送交之證明書，即可作為最終證明；

(ii) 倘採用郵遞送達或送交方式，於一香港郵局寄出載有上述通告或文件之信封或封套翌日將被視為已送達或送交；在證明該等送達或送交時，只須證明該等載有上述通告或文件之信封或封套已妥為預付郵資、載有正確地址並已投入郵局即可。由秘書(或本公司其他行政人員或由董事會委任之其他人士)簽署證明該等載有上述通告或文件之信封或封套已按上述方式預付郵資、載有正確地址並已投入郵局之證明書，即可作為最終證明；

(iii) 倘根據章程細則第168(iv)條採用電子傳送方式寄發或傳送，或採用章程細則第168(vi)條訂明之該等方法，於作出有關寄發或傳送之時將被視為已送達或送交上述通告或文件。根據章程細則第168(v)條在本公司電腦網絡公佈之通告或文件，於向有權利之人發出刊登通知翌日將被視為已送達或送交。在證明有關送達或送交時，由秘書(或本公司其他行政人員或由董事會委任之其他人士)簽署證明作出該等送達、送交、寄發、傳送或公佈之時間等事實之證明書，即可作為最終證明(此乃假設寄件者並無收到任何通知表示電子通訊未能寄予收件者)；倘任何導致未能傳送之原因在寄件者控制範圍以外，則不得因此使通告或文件之送達或送交變為無效；及

(iv) 倘根據章程細則第168(iii)條採用報章廣告方式送達，於該等通告或文件首度刊發當日將被視為已送達。

語言選擇。　(b) 在公司條例及任何其他適用之法例、規則及規例之規限下，本公司可發出任何純英文版本、純中文版本或中英雙語版本之通告或其他文件(包括但不限於章程細則第163條所述之文件及上市規則所界定之「公司通訊」)。任何人士凡根據公司條例、其他適用之法例、規則及規例而同意收取本公司發出之純英文版本或純中文版本(但並非中英雙語版本)之通告或其他文件(包括但不限於章程細則第163條所述之文件及上市規則所界定之「公司通訊」)，則本公司僅須向該人士送達或送交該等通告或其他文件之已選定之版本，除非並直至該等人士就其根據公司條例、其他適用之法例、規則及規例而已作出或被視為作出之同意，向本公司提交撤銷或修正通知。此舉僅對提交該等撤銷或修正通知之後將行送達或送交予該等人士之任何通告或文件具有效力。

向有權因一名股東身故、精神不健全或破產而承繼股份之人士發出通知書。　170. 倘股東身故、精神不健全或破產，則本公司或代表本公司可按章程細則第168條所述之任何方式送達有權繼承該等股東的股份之人士，猶如股東並未身故、精神不健全或破產。

(m) 章程細則第172條

刪除章程細則第172條第一行及第二行「以郵遞方式按任何股東的登記地址送達或寄發或存放於該登記地址的」，並以「以章程細則第168條所述之方式送達或寄發予各股東」取代；

(n) 章程細則第173條

刪除章程細則第173條「書寫或機印」，並以「書寫、印刷或電子方式」取代；

(o) 章程細則第178條

刪除章程細則第178(a)條第四行「條例第165條的規定第(c)段所述的」，並以「公司條例第165條第(2)段之」取代；及

(p) 新章程細則第179條

緊隨章程細則第178條後加上以下新章程細則及其頁邊附註：

高級人員或核數師之責任保險。　179. 本公司有權為本公司之任何高級人員，或其僱用作為核數師之人士購買並持有保險：

(a) 就彼等可能觸犯任何與本公司或關連公司有關之疏忽、失責、違反職責或違反信託約定(詐騙除外)而招致對本公司、關連公司或任何其他人士負上責任而購買保險；及

(b) 就彼等可能觸犯任何與本公司或關連公司有關之疏忽、失責、違反職責或違反信託約定(詐騙除外)而對其採取之任何訴訟抗辯所涉及之任何責任而購買保險。

就章程細則第179條而言，「關連公司」指本公司之任何附屬公司或控股公司，或本公司控股公司之附屬公司。」

承董事會命
公司秘書
鄭佩敏

香港，二零零四年四月二十一日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席，並於表決時代其投票。所有委任代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，委任方為有效。

enewmedia

e-New Media Company Limited

(incorporated in Hong Kong with limited liability)

Results Announcement for the Year Ended 31 December 2003

The Directors of e-New Media Company Limited (the "Company") announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2003.

CONSOLIDATED INCOME STATEMENT
(Expressed in Hong Kong dollars)

	Notes	2003 $'000	2002 $'000
Turnover	1	138,600	193,359
Cost of sales		(42,848)	(85,751)
Gross profit		95,752	107,608
Other revenue	2	4,496	1,539
Other net loss	2	(17,965)	(90,113)
Administrative and selling expenses		(88,116)	(77,134)
Other operating expenses		(6,166)	(27,956)
Loss from operations		(11,999)	(86,056)
Finance costs	3(a)	(969)	(1,253)
Share of profits less losses of associates		(19,472)	(1,792)
Impairment loss on goodwill		—	(30,000)
Loss from ordinary activities before taxation	3	(32,440)	(119,101)
Income tax	4	(111)	(334)
Loss from ordinary activities after taxation		(32,551)	(119,435)
Minority interests		(1,518)	—
Loss attributable to shareholders		(34,069)	(119,435)
Loss per share	5		
- Basic and diluted		(2.1) cents	(7.2) cents

Notes

1. **Segmental information**

	Group turnover 2003 $'000	Group turnover 2002 $'000	Profit/(Loss) 2003 $'000	Profit/(Loss) 2002 $'000
Principal activities				
Wholesale and retail of fashion wear and accessories	52,636	—	3,745	—
Telecommunications services*	50,606	117,735	4,922	(2,341)
Recreational club operation	20,647	24,351	(8,357)	(9,138)
Investment and treasury	14,711	51,273	(19,596)	(56,120)
e-commerce enabling technologies	—	—	—	(428)
	138,600	193,359	(19,286)	(68,027)
Other group expenses			(2,412)	(2,991)
Write back of deficit/(deficit) on revaluation of land and buildings			9,699	(15,038)
Loss from operations			(11,999)	(86,056)
Finance costs			(969)	(1,253)
Share of profits less losses of associates				
- Recreational club operation			(338)	—
- Investment and treasury			(19,134)	(1,792)
Impairment loss on goodwill			—	(30,000)
Income Tax			(111)	(334)
Loss from ordinary activities after taxation			(32,551)	(119,435)
Minority interests			(1,518)	—
Loss attributable to shareholders			(34,069)	(119,435)

	Group turnover 2003 $'000	Group turnover 2002 $'000
Geographical location of operations		
Hong Kong	82,443	72,865
The People's Republic of China (excluding Hong Kong)	2,836	4,042
Japan	922	29,128
Other Asia Pacific regions	3,271	6,759
Europe	13,396	50,813
North America	35,689	24,414
Others	43	5,338
	138,600	193,359

* Included in turnover from the provision of telecommunications services for the year ended 31 December 2003 is a sum of $25,572,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

2. **Other revenue/other net loss**

	2003 $'000	2002 $'000
Other revenue		
Consulting services fees	1,015	1,043
Sub-leasing rental income	1,244	—
Management fees	876	—
Gain on the waiver of repayment of other loans	600	—
Others	761	496
	4,496	1,539
Other net loss		
Net realised and unrealised loss on investments in securities	(17,707)	(90,057)
Net loss on disposal of fixed assets	(258)	(56)
	(17,965)	(90,113)

3. **Loss from ordinary activities before taxation**

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	2003 $'000	2002 $'000
(a) Finance costs:		
Interest on bank loans and overdrafts	969	1,253
(b) Other items:		
Cost of inventories sold	31,253	3,982
Depreciation	11,664	13,077

Business Review

Premium Fashion — The Swank Shop Limited ("Swank")

In 2003, the Group became a strategic partner (60%) of Swank. Swank is one of the most prestigious and recognised names in premium fashion retailing to selected loyal customers through a chain of boutiques and counters in major high-end department stores in Hong Kong.

Swank has over 48 years of experience in operating premium retail shops in Hong Kong and the name Swank has become synonymous with luxury and style when it comes to fashion. Currently, Swank carries some of the most sought after brands from Europe and across the world through distribution arrangements, joint ventures and management agreements. Management believes that Swank's valuable experience and assets will take Swank into an even stronger position for future expansion in Hong Kong and the PRC. Currently, management is undertaking studies to pursue retailing venues in the near future in various major cities in the PRC including Beijing, Shanghai and others.

The Group immediately benefited from the positive performance of Swank. Going ahead, the Group believes Swank will enter into a new era with the rebound in consumer confidence in Hong Kong and the influx of Chinese tourists through the Individual Visit Scheme.

Club Management

Shanghai

During the first half of 2003, the Club experienced a significant drop in sales, largely due to the outbreak of Severe Acute Respiratory Syndrome ("SARS"). Cost-reduction programs were immediately implemented in response. Business started to recover steadily from July with occupancy rate rebounding to 80% by the end of August. Such rebound in occupancy rate has continued since.

Since July, the Club has co-operated with Shanghai Landis Hospitality Management Co. Ltd. ("SLHM"), a hotel management company based in Shanghai in which the Group has a 20% interest, to convert the Club into a Spa and 4-Star Hotel. The Club was temporarily closed in December for major renovations, with the expectation from SLHM that work will be completed by the end of 2004. The Club is forecast to contribute to the Group's profit within one year after re-opening.

Hong Kong

The impact of SARS reduced member patronage to less than half its normal level during March and April to such an extent that the Western Restaurant's evening service was suspended. Normal business momentum gradually returned during the latter part of the year. A variety of sales promotion and marketing activities were introduced to boost trading in the intensely competitive environment brought about by reduced demand. Such measures, together with stringent cost controls and an improvement in the number of visitors to Hong Kong later in the year contributed to a reasonably satisfactory result by the year-end.

Bio-Medical

Cardima Inc. ("Cardima")

Listed on NASDAQ and based in California, Cardima is developing an innovative micro-catheter, Revelation Tx microcatheter system, for treatment of atrial fibrillation (irregular heartbeat) which affects an estimated 4.5 million individuals worldwide.

In a meeting in May 2003, the US Food and Drug Administration's ("US FDA") Circulatory System Device Panel ("Panel") provided Cardima and the US FDA with several suggestions on how to re-examine existing data and on the collection of additional data on existing patients, allowing a Pre-Market Approval ("PMA") application to be recompiled and resubmitted in January 2004, which management feels is a very positive development.

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. The newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for treatment of lupus, received an approvable letter from the US FDA in August 2002. Subject to a successful confirmatory clinical trial, the market launch of the product is expected to be some time in 2004. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer. The drug received an approval licence in Taiwan in January 2003. In addition, two drug products have completed clinical studies in Taiwan: "Urotrol", a new drug for treatment of urinary incontinence; and "Glusafe", for the treatment of diabetes.

In 2003, Genovate made a strategic investment, becoming one of the founding shareholders of Pharmaessentia Corp. ("PME"). PME, based in Taiwan, was founded by a group of scientists having a recognised capability in drug research and development in the Taiwan pharmaceutical industry. The investment is aimed at providing Genovate with access to a continuum of new drug products for future growth.

Telecommunications

International Premium Rate Services ("IPRS")

Trading conditions of the telecommunications market worldwide continued to be sluggish in 2003. As a result, traffic volume as well as revenue were further reduced. While the US IPRS market proved to be suffering a longer-term recession than most had originally anticipated, Japan and some major European markets were also dampened by a general trend of tariff reduction, thus affecting profitability on the whole.

To reverse this downward trend, management has taken an active course of action and revamped the existing business model using a more proactive and coordinated approach with its chain of suppliers. Management anticipates that traffic volume, payment rates and payment quality will be improved by securing these new business arrangements. As a result, management believes that improvements in several markets should be forthcoming.

Notwithstanding the current difficult market conditions, the Group maintained some of the investments made in what management believed to be the strategic locations for IPRS service. Given the cyclical nature of the IPRS business, management had reasons to believe a number of these strategic locations will be due for recovery in the short to medium term; and by maintaining our presence, the Group will be leading ahead of the market as well as the competition when the situation turns around.

Management is also pleased to report that the Group has continued to maintain excellent relationships with major carriers in the world. While further steps have been taken to fortify the relationships with these long term partners, management is reaching out to the world concentrating on acquiring new carrier partners with an aim to provide our customers with innovative and reliable services.

Despite the extremely difficult circumstances affecting the telecommunications industry in 2004 and in particular the IPRS market, management took significant and effective action to improve business performance, reduce redundant overhead and provide for a more flexible base to respond and adapt more effectively to market changes.

Wireless Network Card Business

Shanghai ENM Telecom & Technologies Limited ("ENMTT") commenced operations in July by marketing and distributing GPRS network cards with China Mobile Shanghai. In October, ENMTT expanded its business by cooperating with China Unicom Shanghai for its CDMA1X network cards under the same business model. In 2004, Management plans to further expand the business in Shanghai and explore new opportunities in the Guangdong area.

Other Investments

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in the PRC through its Joint Venture, ChinaPay e-Payment Service Company Limited ("ChinaPay e-Payment"), with China UnionPay. Although as projected ChinaPay e-Payment activities did not contribute to ChinaPay's bottom line in 2003, there was significant improvement in its revenue performance during the year as a result of the introduction of on-line mutual fund investment transaction services. In 2004, ChinaPay e-Payment plans to expand its business to other major cities

Japan	922	29,128
Other Asia Pacific regions	3,271	6,759
Europe	13,396	50,813
North America	35,689	24,414
Others	43	5,338
	138,600	193,359

* Included in turnover from the provision of telecommunications services for the year ended 31 December 2003 is a sum of $25,572,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

2. **Other revenue/other net loss**

	2003 $'000	2002 $'000
Other revenue		
Consulting services fees	1,015	1,043
Sub-leasing rental income	1,244	—
Management fees	876	—
Gain on the waiver of repayment of other loans	600	—
Others	761	496
	4,496	1,539
Other net loss		
Net realised and unrealised loss on investments in securities	(17,707)	(90,057)
Net loss on disposal of fixed assets	(258)	(56)
	(17,965)	(90,113)

3. **Loss from ordinary activities before taxation**

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	2003 $'000	2002 $'000
(a) Finance costs:		
Interest on bank loans and overdrafts	969	1,253
(b) Other items:		
Cost of inventories sold	31,253	3,982
Depreciation	11,664	13,077
Amortisation of goodwill included in share of profits less losses of associates	1,815	1,815
Impairment loss on goodwill included in share of profits less losses of associates	14,519	—
Amortisation of goodwill	267	—
Interest income	(7,140)	(10,577)
Dividend income from listed investments	(4,162)	(40,696)
Dividend income from unlisted investments	(3,409)	—

4. **Income Tax**

	2003 $'000	2002 $'000 (restated)
Current tax — Provision for Hong Kong Profits Tax		
Tax for the year	3	3
Under-provision in respect of prior years	—	1
	3	4
Current tax — Overseas		
Tax for the year	115	307
(Over)/under-provision in respect of prior years	(7)	1
	108	308
Deferred tax		
Reversal of temporary differences	455	338
Reduction of tax losses previously recognised	(455)	(345)
	—	(7)
Share of associates' taxation	—	29
	111	334

The provision for Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year. Overseas taxation is charged at the appropriate current rates of taxation ruling in the relevant jurisdictions.

5. **Loss per share**

(a) *Basic loss per share*

The calculation of basic loss per share is based on the loss attributable to shareholders of $34,069,000 (2002: $119,435,000) and the 1,650,658,000 ordinary shares in issue during both years.

(b) *Diluted loss per share*

The diluted loss per share for the years ended 31 December 2003 and 2002 is the same as the basic loss per share as the exercise of outstanding share options in full would have an anti-dilutive effect on the loss per share.

6. **Change in accounting policy**

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised), "Income taxes" issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax. All deferred tax assets and liabilities arising from deductible and taxable temporary differences respectively, being the difference between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases, along with deferred tax assets arising from unused tax losses and unused tax credits, to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilised, are recognised based on the expected manner of realisation or settlement of the carrying amounts of the assets and liabilities using tax rates enacted or substantially enacted at the balance sheet date.

The new accounting policy has been adopted retrospectively, with no material effect on the Group's results for the current and the prior years and the net assets as at the year end.

DIVIDENDS

The Directors do not recommend the payment of any dividends for the year ended 31 December 2003 (2002: HK$Nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Financial Review

The Group reported a turnover of HK$138,600,000 (2002: HK$193,359,000) and consolidated loss attributable to shareholders amounted to HK$34,069,000 (2002: HK$119,435,000) for the year ended 31 December 2003. The reported loss represented a 71% decrease as compared with that of the previous year. Basic and diluted loss per share was 2.1 HK cents (2002: 7.2 HK cents).

a result, traffic volume as well as revenue were further reduced. While the US IPRS market proved to be suffering a longer-term recession than most had originally anticipated, Japan and some major European markets were also dampened by a general trend of tariff reduction, thus affecting profitability on the whole.

To reverse this downward trend, management has taken an active course of action and revamped the existing business model using a more proactive and coordinated approach with its chain of suppliers. Management anticipates that traffic volume, payment rates and payment quality will be improved by securing these new business arrangements. As a result, management believes that improvements in several markets should be forthcoming.

Notwithstanding the current difficult market conditions, the Group maintained some of the investments made in what management believed to be the strategic locations for IPRS service. Given the cyclical nature of the IPRS business, management had reasons to believe a number of these strategic locations will be due for recovery in the short to medium term; and by maintaining our presence, the Group will be leading ahead of the market as well as the competition when the situation turns around.

Management is also pleased to report that the Group has continued to maintain excellent relationships with major carriers in the world. While further steps have been taken to fortify the relationships with these long term partners, management is reaching out to the world concentrating on acquiring new carrier partners with an aim to provide our customers with innovative and reliable services.

Despite the extremely difficult circumstances affecting the telecommunications industry in 2004 and in particular the IPRS market, management took significant and effective action to improve business performance, reduce redundant overhead and provide for a more flexible base to respond and adapt more effectively to market changes.

Wireless Network Card Business

Shanghai ENM Telecom & Technologies Limited ("ENMTT") commenced operations in July by marketing and distributing GPRS network cards with China Mobile Shanghai. In October, ENMTT expanded its business by cooperating with China Unicom Shanghai for its CDMA1X network cards under the same business model. In 2004, Management plans to further expand the business in Shanghai and explore new opportunities in the Guangdong area.

Other Investments

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in the PRC through its Joint Venture, ChinaPay e-Payment Service Company Limited ("ChinaPay e-Payment"), with China UnionPay. Although as projected ChinaPay e-Payment activities did not contribute to ChinaPay's bottom line in 2003, there was significant improvement in its revenue performance during the year as a result of the introduction of on-line mutual fund investment transaction services. In 2004, ChinaPay e-Payment plans to expand its business to other major cities in the PRC from its hub in Shanghai.

Beijing Smartdot Technologies Company Limited ("Smartdot")

Smartdot's operations were significantly impacted in a number of ways by the outbreak of SARS, and it also faced strong competition in the software development market in the PRC, resulting in a deficit result for 2003. However, during the last quarter of 2003, Smartdot managed to secure a number of contracts/projects and it is expected that its performance will improve in 2004. However, under the Group's conservative policy, management decided to write off the goodwill in this investment, amounting to approximately HK$14.5 million.

LIQUIDITY AND FINANCIAL POSITION

At 31 December 2003, the Group was in a solid financial position with a cash and deposit holdings of HK$635,058,000 (2002: HK$621,112,000). At 31 December 2003, total borrowings stood at HK$61,931,000 (2002: HK$63,651,000) with HK$52,787,000 (2002: HK$56,427,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 6.8% at year-end (2002: 6.7%). Current ratio at 31 December 2003 was 4.7 times (2002: 5.4 times).

At 31 December 2003, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the audited financial statements. All borrowings of the Group are either interest free or on a floating rate basis.

In the reporting period, the Group did not resort to acquiring any financial instruments for hedging purposes.

PLEDGE OF ASSETS

Pledges of the Company's fixed deposits of US$6,110,000 (2002: US$6,110,000) were given to banks to secure short term loans and other general banking facilities to the extent of US$6,110,000 as at 31 December 2003 (2002: US$6,110,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this announcement, the Group employs a total of 274 full time staff with its main workforce stationed in the Group's office in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support and a performance-based share option scheme.

CONTINGENT LIABILITIES

At 31 December 2003, there were contingent liabilities in respect of the following:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has made a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

(b) During the year ended 31 December 2003, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of US$6,110,000 (2002: US$6,110,000) and for rental payable by a subsidiary to the extent of HK$101,000 (2002: HK$264,000).

AUDIT COMMITTEE

The Group's Audit Committee comprises two independent non-executive directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year except that the independent non-executive directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By order of the Board
James C. NG
Chief Executive Officer

Hong Kong, 30 March 2004

enewmedia

安寧數碼科技有限公司

(於香港註冊成立之有限公司)

截至二零零三年十二月三十一日止年度之業績公佈

安寧數碼科技有限公司(「本公司」)董事宣佈本公司及其附屬公司(「本集團」)截至二零零三年十二月三十一日止年度之經審核綜合業績。

綜合收益表
(以港元呈列)

	附註	二零零三年 千元	二零零二年 千元
營業額	1	138,600	193,359
銷售成本		(42,848)	(85,751)
毛利		95,752	107,608
其他收益	2	4,496	1,539
其他虧損淨額	2	(17,965)	(90,113)
行政及銷售費用		(88,116)	(77,134)
其他經營費用		(6,166)	(27,956)
經營虧損		(11,999)	(86,056)
融資成本	3(a)	(969)	(1,253)
應佔聯營公司溢利減虧損		(19,472)	(1,792)
商譽減值虧損		–	(30,000)
經常業務除稅前虧損	3	(32,440)	(119,101)
所得稅	4	(111)	(334)
經常業務除稅後虧損		(32,551)	(119,435)
少數股東權益		(1,518)	–
股東應佔虧損		(34,069)	(119,435)
每股虧損	5		
－基本及攤薄		(2.1)仙	(7.2)仙

附註

1. 分類資料

	集團營業額 二零零三年 千元	集團營業額 二零零二年 千元	溢利／(虧損) 二零零三年 千元	溢利／(虧損) 二零零二年 千元
主要活動				
批發及零售時裝及飾物	52,636	–	3,745	–
電訊服務*	50,606	117,735	4,922	(2,341)
經營俱樂部	20,647	24,351	(8,357)	(9,138)
投資及財務管理	14,711	51,273	(19,596)	(56,120)
電子商貿技術	–	–	–	(428)
	138,600	193,359	(19,286)	(68,027)
其他集團開支			(2,412)	(2,991)
重估土地及樓宇虧絀撥回／(虧絀)			9,699	(15,038)
經營虧損			(11,999)	(86,056)
融資成本			(969)	(1,253)
應佔聯營公司溢利減虧損				
－經營俱樂部			(338)	–
－投資及財務管理			(19,134)	(1,792)
商譽減值虧損			–	(30,000)
所得稅			(111)	(334)
經常業務除稅後虧損			(32,551)	(119,435)
少數股東權益			(1,518)	–
股東應佔虧損			(34,069)	(119,435)

	集團營業額 二零零三年 千元	集團營業額 二零零二年 千元
經營地區		
香港	82,443	72,865
中華人民共和國(不包括香港)	2,836	4,042
日本	922	29,128
其他亞太地區	3,271	6,759
歐洲	13,396	50,813
北美洲	35,689	24,414
其他	43	5,338
	138,600	193,359

* 一筆從最終轉駁電訊公司收回之款項25,572,000元，屬於過往年度所賺取之傳送量收益，已反映於提供電訊服務業務截至二零零三年十二月三十一日止年度之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

2. 其他收益／其他虧損淨額

	二零零三年 千元	二零零二年 千元
其他收益		
顧問服務費用	1,015	1,043
分租租金收入	1,244	–
管理費	876	–
豁免償還其他貸款之收益	600	–
其他	761	496
	4,496	1,539
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	(17,707)	(90,057)
出售固定資產之虧損淨額	(258)	(56)

管理層討論及分析

業績概覽

截至二零零三年十二月三十一日止年度，本集團錄得營業額138,600,000港元(二零零二年：193,359,000港元)及股東應佔綜合虧損34,069,000港元(二零零二年：119,435,000港元)。所錄得之虧損，較去年減少71%。每股基本及攤薄虧損為2.1港仙(二零零二年：7.2港仙)。

業務回顧

高級時裝－詩韻有限公司(「詩韻」)

於二零零三年，本集團成為詩韻之策略性夥伴(60%)。詩韻於高級時裝界為享負盛名之品牌，透過各連鎖服裝店及於高級百貨公司之專櫃，為各特選客戶提供忠誠服務。

詩韻於香港經營高級時裝零售店之經驗超過48年，詩韻這個品牌在時裝界已公認為等同華麗及時尚。現時，詩韻透過分銷安排、合營企業及管理協議，從歐洲及世界各地引進若干最受愛戴之品牌。管理層相信詩韻之寶貴經驗及資產，將使詩韻之業務在香港及中國擴充時處於更強優勢。現時，管理層正研究在不久將來於中國主要城市包括北京、上海及其他地區發展零售業務之商機。

本集團已即時從詩韻之良好表現獲益。本集團相信，因本港消費者信心回升，以及中國遊客透過個人遊來港，詩韻將進入一個新紀元。

俱樂部管理

上海

於二零零三年上半年，俱樂部之銷售額大幅下降，主要受到嚴重急性呼吸系統綜合症(「SARS」)爆發之影響，故立即實行削減成本措施。業務於七月開始穩定地恢復過來，入住率於八月底回升至80%，並持續改善。

自七月以來，俱樂部與一家本集團持有20%股權，以上海為基地之酒店管理公司－上海麗致育樂經營管理有限公司(「上海麗致」)合作，將俱樂部改建為一家四星級水療浴酒店。俱樂部於十二月暫時停業，以作主要翻新工程，上海麗致預期工程將於二零零四年底前完成。預測俱樂部重新開業後一年內將為本集團帶來溢利。

香港

由於SARS爆發之影響，會員於三月及四月期間之消費減少，較正常水平不足一半，而西式餐廳之晚膳服務亦須暫時停止。本年度下半年業務已逐漸回復正常。面對需求減低帶來之激烈競爭，俱樂部已推出不同銷售宣傳及市場推廣活動以刺激業務。該等措施，連同嚴緊之成本控制及年內較後時間訪港旅客人數上升，使俱樂部於本年底取得合理滿意之業績。

生物醫藥

Cardima Inc.(「Cardima」)

Cardima於納斯達克上市，以加利福尼亞洲為基地，現正開發用於治療心房纖維性顫動(心律不規則)之新穎微型導管，即Revelation Tx微型導管系統。現時估計全球有4,500,000名心律不規則病患者。

於二零零三年五月舉行之會議上，美國食品及藥物管理局(「美國食品及藥物管理局」)之Circulatory System Device Panel(「小組」)向Cardima及美國食品及藥物管理局提供多項建議，例如如何重新審查現有數據及收集更多有關現有病患者之數據，以重新編製並已於二零零四年一月遞交推出市場前批核(「PMA」)之申請，管理層認為此乃一正面發展。

健亞生物科技有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床試驗、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。由Genelabs Technologies及健亞合作開發，用於治療紅斑狼瘡之藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待臨床試驗證實成功後，預期該產品將於二零零四年期間推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方。該藥物於二零零三年一月已獲台灣頒發批核許可證。此外，有兩種藥品已於台灣完成臨床研究：治療尿失禁之新藥「Urotrol」及治療糖尿病之「Glusafe」。

於二零零三年，健亞作出一項策略性投資，成為Pharmaessentia Corp.(「PME」)之其中一始創股東。以台灣為基地之PME，是由一群於台灣藥業界具有藥物研發認可能力之科學家創辦。該項投資旨在為健亞持續提供新藥品作未來發展。

電訊

國際電訊增值服務(「IPRS」)

於二零零三年，全球電訊市場之營運狀況持續蕭條。因此，傳送量及收益進一步下降。美國IPRS市場證實衰退期較原先預計為長，而日本及若干歐洲市場亦因收費普遍下調而減弱，因此整體盈利受到影響。

管理層為了扭轉此下滑之趨勢，已採取積極行動，並與供應商夥伴運用更進取及協調之方法，重組現有之業務模式。管理層預期，傳送量、結算率及還款質素將因該等新業務安排而獲得改善。因此，管理層相信，多個市場之表現即將可望有所改善。

儘管現時市況艱難，本集團維持在提供IPRS服務之策略地點作出若干投資。鑑於IPRS之周期性質，管理層相信，多個該等策略地點將很快於短期至中期復甦；而本集團之持續參與，將於市場情況獲得扭轉時能取得先機及競爭優勢。

管理層亦欣然報告，本集團繼續與全球主要電訊公司維持良好關係。藉着進一步採取其他措施鞏固與該等長期夥伴之關係，管理層正致力於全球其他地方尋求新電訊公司合作夥伴，為客戶提供創新及可靠之服務。

展望二零零四年嚴峻環境將持續影響電訊業，尤其是IPRS市場，管理層採取重大及有效之措施以改善業務表現，節省間接成本，並提供更具彈性之業務模式以有效適應市場變動。

無線上網卡業務

上海安電通信科技發展有限公司(「上海安電」)於七月開始營運，與上海移動通信有限責任公司合作推廣及分銷GPRS無線上網卡。於十月，上海安電擴大其業務，根據相同之業務模式，與上海中國聯通合作經銷其CDMA1X無線上網卡。於二零零四年，管理層計劃進一步擴大上海業務，並於廣東一帶開拓新商機。

少數股東權益	(1,518)	–
股東應佔虧損	(34,069)	(119,435)

	集團營業額	
	二零零三年	二零零二年
	千元	千元
經營地區		
香港	82,443	72,865
中華人民共和國（不包括香港）	2,836	4,042
日本	922	29,128
其他亞太地區	3,271	6,759
歐洲	13,396	50,813
北美洲	35,689	24,414
其他	43	5,338
	138,600	193,359

* 一筆從最終轉駁電訊公司收回之款項25,572,000元，屬於過往年度所賺取之傳送量收益，已反映於提供電訊服務業務截至二零零三年十二月三十一日止年度之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

2. 其他收益／其他虧損淨額

	二零零三年	二零零二年
	千元	千元
其他收益		
顧問服務費用	1,015	1,043
分租租金收入	1,244	–
管理費	876	–
豁免償還其他貸款之收益	600	–
其他	761	496
	4,496	1,539
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	(17,707)	(90,057)
出售固定資產之虧損淨額	(258)	(56)
	(17,965)	(90,113)

3. 經常業務除稅前虧損

經常業務除稅前虧損已扣除／（計入）下列各項：

	二零零三年	二零零二年
	千元	千元
(a) 融資成本：		
銀行貸款及透支利息	969	1,253
(b) 其他項目：		
已售存貨成本	31,253	3,982
折舊	11,664	13,077
於應佔聯營公司溢利減虧損內之商譽攤銷	1,815	1,815
於應佔聯營公司溢利減虧損內之商譽減值虧損	14,519	–
商譽攤銷	267	–
利息收入	(7,140)	(10,577)
上市證券投資之股息收入	(4,162)	(40,696)
非上市證券投資之股息收入	(3,409)	–

4. 所得稅

	二零零三年	二零零二年
	千元	千元
		（重列）
本年度稅項－香港利得稅撥備		
年內稅項	3	3
過往年度不足撥備	–	1
	3	4
本年度稅項－海外		
年內稅項	115	307
過往年度（超額）／不足撥備	(7)	1
	108	308
遞延稅項		
撥回暫時性差異	455	338
減少過往確認之稅項虧損	(455)	(345)
	–	(7)
應佔聯營公司稅項	–	29
	111	334

香港利得稅之撥備乃按年內之估計應課稅溢利之17.5%（二零零二年：16%）計算。海外稅項乃按於有關司法權區適用之現行稅率計算。

5. 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據年內股東應佔虧損34,069,000元（二零零二年：119,435,000元）及兩年內已發行普通股1,650,658,000股計算。

(b) 每股攤薄虧損

由於悉數行使尚未行使之購股權將會對每股虧損造成反攤薄效應，故此截至二零零三年及二零零二年十二月三十一日止年度之每股攤薄虧損與每股基本虧損相同。

6. 會計政策變動

於往年度，遞延稅項負債乃以負債法，就會計及稅務處理收益及支出而產生之所有重大時差，按可能於可預見未來變現之稅項影響作出撥備。遞延稅項資產僅在毫無疑問可實現時予以確認。

由二零零三年一月一日起，為符合香港會計師公會發出之《會計實務準則》第12號（經修訂）「所得稅」之規定，本集團採納了新遞延稅項會計政策。所有由可扣稅及應課稅暫時差異產生之遞延稅項資產及負債，即資產及負債就財務申報所列之賬面值與其就稅項基準計算兩者間之差額，連同尚未動用稅項虧損及稅項抵免所產生之遞延稅項資產，惟僅以預期有未來應課稅溢利導致遞延稅項資產可用於抵銷之情況為限，一律按於結算日現行或已頒行之稅率，就資產及負債賬面值之預期變現或收回程度在賬內確認。

新會計政策已追溯採用，對本集團本年度及以往年度之業績及結算日之資產淨值並無重大影響。

股息

董事並不建議派發截至二零零三年十二月三十一日止年度之任何股息（二零零二年：零港元）。

狼瘡之藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待臨床試驗證實成功後，預期該產品將於二零零四年期間推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方。該藥物於二零零三年一月已獲台灣頒發批核許可證。此外，有兩種藥品已於台灣完成臨床研究：治療尿失禁之新藥「Urotrol」及治療糖尿病之「Glusafe」。

於二零零三年，健亞作出一項策略性投資，成為Pharmaessentia Corp.（「PME」）之其中一始創股東。以台灣為基地之PME，是由一群於台灣藥業界具有藥物研發認可能力之科學家創辦。該項投資旨在為健亞持續提供新藥品作未來發展。

電訊

國際電訊增值服務（「IPRS」）

於二零零三年，全球電訊市場之營運狀況持續蕭條。因此，傳送量及收益進一步下降。美國IPRS市場證實衰退期較原先預計為長，而日本及若干歐洲市場亦因收費普遍下調而減弱，因此整體盈利受到影響。

管理層為了扭轉此下滑之趨勢，已採取積極行動，並與供應商夥伴運用更進取及協調之方法，重組現有之業務模式。管理層預期，傳送量、結算率及還款質素將因該等新業務安排而獲得改善。因此，管理層相信，多個市場之表現即將可望有所改善。

儘管現時市況艱難，本集團維持在提供IPRS服務之策略地點作出若干投資。鑑於IPRS之周期性質，管理層相信，多個該等策略地點將很快於短期至中期復甦；而本集團之持續參與，將於市場情況獲得扭轉時能取得先機及競爭優勢。

管理層亦欣然報告，本集團繼續與全球主要電訊公司維持良好關係。藉着進一步採取其他措施鞏固與該等長期夥伴之關係，管理層正致力於全球其他地方尋求新電訊公司合作夥伴，為客戶提供創新及可靠之服務。

展望二零零四年嚴峻環境將持續影響電訊業，尤其是IPRS市場，管理層採取重大及有效之措施以改善業務表現，節省間接成本，並提供更具彈性之業務模式以有效適應市場變動。

無線上網卡業務

上海安電通信科技發展有限公司（「上海安電」）於七月開始營運，與上海移動通信有限責任公司合作推廣及分銷GPRS無線上網卡。於十月，上海安電擴大其業務，根據相同之業務模式，與上海中國聯通合作經銷其CDMA1X無線上網卡。於二零零四年，管理層計劃進一步擴大上海業務，並於廣東一帶開拓新商機。

其他投資

ChinaPay.com Holdings Limited（「ChinaPay」）

ChinaPay之主要業務是透過與中國銀聯股份有限公司合營之企業－上海銀聯電子支付服務有限公司（「銀聯電付」），於中國提供消費者對商業電子支付及銀行間跨行資金轉賬解決方案服務。誠如預測，於二零零三年，雖然銀聯電付業務並未對ChinaPay之盈利作出貢獻，但年內，因推出網上互惠基金投資交易服務，其收益表現有重大改善。於二零零四年，銀聯電付計劃擴大其業務範圍由上海至中國其他主要城市。

北京慧點科技開發有限公司（「慧點」）

慧點之營運在多方面受到SARS疫症重大影響，及面對中國軟件開發市場之強大競爭，導致二零零三年出現虧絀。然而，於二零零三年最後一季，慧點取得多份合約，預期其表現將於二零零四年獲得改善。然而，根據本集團之保守政策，管理層決定撇銷此項投資之商譽價值，約為14,500,000港元。

流動資金及財務狀況

於二零零三年十二月三十一日，本集團之財務狀況穩健，持有現金及存款達635,058,000港元（二零零二年：621,112,000港元）。於二零零三年十二月三十一日，借貸總額為61,931,000港元（二零零二年：63,651,000港元），其中52,787,000港元（二零零二年：56,427,000港元）須於一年內到期償還。年終時，本集團之資本負債比率（即借貸總額與股東權益總額之比率）為6.8%（二零零二年：6.7%）。於二零零三年十二月三十一日之流動比率為4.7倍（二零零二年：5.4倍）。

於二零零三年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而滙兌差額已於經審核財務報表內反映。本集團之借款均為免息或以浮息計算。

於呈報期間，本集團並無購入任何金融工具作對沖用途。

資產抵押

於二零零三年十二月三十一日，本公司向銀行抵押其定期存款6,110,000美元（二零零二年：6,110,000美元），作為取得金額達6,110,000美元（二零零二年：6,110,000美元）之短期貸款及其他一般銀行融資之抵押。

僱員及酬金政策

於本公佈刊發日期，本集團合共聘用274名全職僱員，大部分駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現計算，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

或然負債

於二零零三年十二月三十一日，本集團之或然負債涉及以下各項：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元（因該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生）。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

    管理層已研究該等指稱，並就該附屬公司之法律權利和責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部份指稱，並作出6,214,708美元之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。 管理層認為，產生任何虧損之機會不大， 因此並無於財務報表內就該等索償作任何撥備。

(b) 於截至二零零三年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授6,110,000美元（二零零二年：6,110,000美元）之一般銀行信貸及一間附屬公司應付租金101,000港元（二零零二年：264,000港元）之部份抵押。

審核委員會

本集團審核委員會包括兩名獨立非執行董事，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

遵守最佳應用守則

本公司於本年度內一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之最佳應用守則（「守則」），惟獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司細則輪值告退。

於聯交所網站披露資料

所有上市規則附錄十六第45(1)至45(3)段規定之資料將於適當時候刊登於聯交所網站。

承董事會命
行政總裁
吳智明

香港，二零零四年三月三十日